SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 10-SB A5

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934
_______________________


LARGO VISTA GROUP, LTD.
(Exact name of Registrant as specified in its Charter)

Nevada                                   76-0434-540
(State of Incorporation)           (IRS Employer ID No.)

4570 Campus Drive, Newport Beach, California 92660
(Address of principal executive offices)

(949) 252-2180
(Registrant's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:
$.001 par value Common Stock

Item 1.   DESCRIPTION OF BUSINESS

A.  INTRODUCTION

1. Largo Vista Group, Ltd., a Nevada corporation ("Largo Vista,"), operates through its wholly owned subsidiary, Everlasting International Ltd. ("Everlasting"), a Nevada corporation. Everlasting operates and owns a 66.67% interest in a joint venture company in China, operated under the name "Kunming Xinmao Petrochemical Industry Co. Ltd." ("Xinmao or the Company"). Xinmao is principally engaged in the business of purchasing and reselling liquid petroleum gas ("LPG") in the retail and wholesale markets to both residential and commercial consumers in Yunnan Province of South China. Xinmao operates a storage depot and has office headquarters in the City of Kunming. All of the Company's property and equipment is located in China.

Largo Vista was originally incorporated on January 16, 1987 in Nevada under the name, "The George Group". On January 9, 1989, The George Group acquired Waste Service Technologies, Inc. ("WST"), an Oregon corporation. On the same day The George Group filed a name change in Nevada and changed its name to WST. WST's plan of business was to become an environmental service company. It listed its stock and began trading on OTC Bulletin Board.

On April 15, 1994, WST acquired Largo Vista, Inc., a California corporation, and on the same day filed a name change in Nevada to change WST's name to Largo Vista Group, Ltd. At the time of acquisition Largo Vista filed a change of name with the OTC Bulletin Board and received a new CUSIP number and symbol ("LGOV"). Largo Vista originally planned to develop housing in China, but, after shipping two factory built homes to China, never fully implemented the plans due to unanticipated financing, environmental and regulatory complications.

On December 26, 1996, Largo Vista acquired 100% of Everlasting International Ltd. ("Everlasting"), a Nevada Corporation, which owns a 66.67% interest in Kunming Xinmao Petrochemical Industry Co., Ltd. ("Xinmao"), mentioned above. Everlasting acquired this asset from Proton Technology Corporation Limited, a Bahamas Corporation ("Proton"), in which Mr. Deng Shan, a director and principal shareholder of Largo Vista, is the principal shareholder.

Since Largo Vista had no substantive operations as of the date it acquired Everlasting, the transaction between Everlasting and Largo Vista represents a re-capitalization/reverse merger that resulted in no change in the basis of Everlasting's accounts. The book value of Xinmao's net assets did not differ materially from their fair market value in November 1995, in that there were no material transactions during that period, other than those occurring in the normal course of business. Since there was no significant difference between the book value and fair market value of the net assets acquired, no goodwill has been recorded. Minority interest is not shown on the balance sheet or statement of operations since the minority interest has no obligation to make good on any losses Xinmao incurs.

The historical chain-of-ownership of the asset is as follows: The Hong Kong Company, formed under the laws of Hong Kong, was initially owned by one individual, Chan Mau Tak. On November 8, 1995, Deng Shan, an individual, purchased the Hong Kong Company from Chan Mau Tak. On December 20, 1996, the Hong Kong Co. was acquired from Deng Shan by Proton with majority shareholder being Deng Shan. On December 21, 1996, Proton transferred 100% of its interest in the Hong Kong Company to Everlasting International Ltd., a Nevada Corporation. On April 29,1997, Largo Vista shareholders consented to an acquisition and plan of reorganization executed on December 26, 1996, wherein Largo Vista purchased 100% of the stock of Everlasting from Proton Technology in a stock exchange transaction.


2.  Organization of the Company and Subsidiary

Xinmao, in operation and providing uninterrupted service to consumers since 1992, is in its third year of operation as a subsidiary of Largo Vista. Xinmao is the only company that has private majority ownership, and a private majority Board of Directors; and, is one of the largest LPG distribution companies in the Yunnan Province in terms of end users.

On October 12, 1999, Largo Vista entered into a joint venture agreement with the United Arab Petroleum Corporation ("UAPC"), named Largo Vista/UAPC Partners, wherein Largo Vista shall hold 51% of the assets and liabilities, and shall share 51% of the income and expenses of the JV; and, UAPC 49%. The purpose of the JV is to combine the resources and talents of each party to develop a market for the sale of petrochemical products to be supplied by middle-east sources, and principally Dubai. The JV plans to sell petroleum products to customers in China, Vietnam and other countries throughout the Pacific Rim.

On December 12, 1999, Largo Vista/UAPC Partners entered into a joint venture agreement with Mr. Ahmed Hasan Abdul Qahir Al Shaibani, Dubai, United Arab Emirates (UAE), named Largo Vista Group, Ltd. (LLC of Dubai, UAE). Largo Vista/UAPC Partners will hold 49% (Largo Vista 25% and UAPC 24%) of the assets and liabilities, and shall share 49% of the income and expenses of the JV; and, Al Shaibani 51%. The objective of the JV is to carry-on the trade of crude oil and refined oil products. The JV will have headquarters in Dubai, and plans to focus sales of petroleum products in China, Indochina and other Pacific Rim customers.

                         LVG
                    Largo Vista Group, Ltd.
                    Owns 100 % EIL
                    Owns 100 % LVI


               Subsidiaries Joint Ventures



EIL                      LVI                      Joint Venture
Everlasting                   Largo Vista         "Largo Vista/UAPC Partners"
International            Inc.
Ltd.                     No Operations  LVG owns 51%
Owns 66.67 %             Presently      UAPC owns 49%
Of "Xinmao"



   To                                             to

"Xinmao"                                Joint Venture
Kunming Xinmao Petrochemical                 "Largo Vista Group, Ltd."
Industru Co. Ltd., a                         (Limited Liability Company)
Chinese Joint Venture                        Dubai
JV Partners:                            Al Shaibani owns 51%
"Everlasting" - 66.67 %
Government Partner - 33.33 %                 LV/UAPC Partners = 49 %
                                        Lvg owns 25 %
                                        UAPC owns 24 %

LARGO VISTA GROUP, LTD.



EVERLASTING INTERNATIONAL, LTD.
(100% Owned Subsidiary of Largo Vista holding a)



66.67% Interest in the


Joint Venture
KUNMING XINMAO PETROCHEMICAL INDUSTRY CO., LTD.
(in which a)

33.33% Interest


is held by KUNMING FUEL GENERAL CO.
(Chinese Government Joint Venture Partner)





  B.   BUSINESS

The Company operates in one industry segment, the purchasing and reselling of LPG in Yunnan Province of South China.

1.      Terms of Xinmao Joint Venture

The Kunming Xinmao Petrochemical Co., Ltd. ("Xinmao") is a Joint Venture formed under the laws of the People's Republic of China. The Xinmao Joint Venture commenced business in August of 1992, but has yet to achieve profitable operations.


Term: Twenty years, commencing on August 28, 1992.

Parties: Party A is the Kunming Fuel General Co. ("Government Partner ") as to a 33.33% interest with a "registered capital" investment of US $641,000.

Party B is Everlasting International, Ltd as to a 66.67% interest, with a "registered capital" investment of US $1,283,400.

General Provisions: Government Partner has a general responsibility to support Everlasting in its duties.

The Joint Venture is an independent entity with an independent accounting system. An audit of the Joint Venture's financial records is conducted annually by an auditor registered in China. Fiscal year of Joint Venture is January 1 to December 31.

Everlasting is, subject to the terms and conditions of an operating agreement set forth below, responsible for the general management of Xinmao including:
Procurement of equipment and raw materials, equipment installation, testing and technical training, hiring a management staff, production and technical processes and other duties entrusted to it.

This Operating Agreement was made between the Government Partner and the Hong Kong Company on August 28, 1992, for a term of ten years, ending on August 28, 2002. Everlasting, as purchasor of the Hong Kong Company, is responsible to manage the day-to-day operations of Xinmao and assume sole responsibility for its profits and losses.

Each party under Chinese law would normally participate in the profits and losses of the Joint Venture according to its proportionate share of contribution. However, this provision was changed by the Operating Agreement, which provides that Xinmao is to pay the Government Partner 9 million Yuan (RMB) during the term of the Agreement as follows:

3.5 million Yuan (RMB) for the first 3 years;
1.5 million Yuan (RMB) per year for the 4th and 5th years;
500,000 Yuan (RMB) per year from the 6th through the 10th years

The Company negotiated this agreement to provide flexibility and encourage future investment and expansion by precluding the payment of large a sum of money to the Government Partner. To date, the Government Partner has been paid 4.1mm RMB, and the balance due is 3.4mm RMB. No payment has been made since January 24, 1998 due to several factors. Since the government partner has recovered more than its initial capital contribution, it has not urged Xinmao to make up past due payments due to the difficulties Xinmao has faced during 1997 and 1998 including record high LPG prices and a chaotic and unstable developing market. This liability has been accrued on the books of Xinmao.

The Government Partner has indicated a willingness to sell to Largo Vista an additional 28.33% which would result in Largo Vista owning 95% and the Chinese partner owning 5% of the joint venture. Largo Vista had negotiated in July and August of 1998, an agreement with the Chinese Partner in the Xinmao Joint Venture, to acquire an additional 28.33% interest in the Joint Venture for a cash purchase of 5mm RMB. Unfortunately, Largo Vista was unable to raise sufficient funds to complete this acquisition at that time. As a result, as of this date, Largo Vista continues to own 66.67% interest in Xinmao. There is currently no binding contract or option in place to acquire a further interest in Xinmao.


2.  Government License Held

The Xinmao Company holds a unique license issued by Chinese Central
Government (National Industrial and Commercial Registration Administration of China). This license is most valuable because it permits the Company to operate across provincial borders; whereas, competitors of the Company are restricted to the geographic area in which they are located. In addition, the license permits the Company to process domestic crude oil and sell its by-products; to process and sell LPG to retail domestic and industrial customers; to manufacture cylinders, stoves, water heaters, and cigarette lighters and their accessories; and to provide services in inspection and maintenance of stoves and cylinders for safety and quality.

Xinmao is a Sino-Foreign Joint Venture registered with the government as having foreign ownership. This registration permits foreign investment to legally flow into China, and allows funds to legally flow out of China including loan repayments, interest payments and dividends. Xinmao is one of the few known Sino-Foreign Joint Ventures licensed to sell petroleum products in the retail market.

Xinmao also holds a general contractors license intended for construction of pipeline projects. As a part of its overall strategy to expand its LPG market in China, management intends to expand its business in the future beyond its current core business of purchasing and reselling LPG, utilizing its various licensing authorities.


3.  The Product

As of December 30, 1998, according to information published by the Yunnan Gas Association, in Yunnan Province there are approximately 1,000,000 households using some form of gas utility (town gas, natural gas and LPG). About 65% or 650,000 households use LPG, and the number is increasing. Approximately 160,000 household users reside in Kunming; and, there are 30,000 pipeline household users, 60% of which are within Kunming City, with the balance residing in smaller cities within the Province. The metropolitan population in Yunnan is 5.9 million with 3.2 million using gas (1 household equates to 3.2 people) as a utility - a city gasification rate of 54.2%. This rate increased by 7% over 1997, but still lags the national average by 20%. LPG use accounts for about 65% of this total.

LPG consumption in Yunnan was approximately 68,000 metric tons, a net increase over 1997 of 13,000 metric tons.

As a form of energy it is considered a very efficient fuel because in a liquid state it provides a significant supply of energy in a comparatively small volume. LPG is recognized for its transportability and ease-of-use. It is a clean and environmentally friendly source of energy that has a variety of residential, commercial, industrial and transportation uses. It can be used at home for cooking and heating, replacing wood, kerosene, coal and other environmentally unfriendly sources of energy. In fact, environmental concerns have caused the outlaw of the use of coal in most larger cities in China. Although LPG has some drawbacks such as high combustibility, it requires great care in handling, and is subject to fire and safety regulations, LPG remains one of the only viable sources of energy for cooking and heating in Southern China. Management believes the China LPG market is ripe for growth and expansion.

Most Chinese consumers have used of wood and coal all of their life primarily for cooking only; however, they are slowly beginning to realize the ease and convenience of also using LPG for heating and heating water. Most consumers obtain LPG in 15 kg. cylinders, very similar to those used for gas barbecues in the U.S. As LPG delivery systems, such as pipelines, make use more convenient and simple, LPG consumption per capita should increase significantly. In addition, management believes there will be future opportunities in drying tobacco and operating factory machinery and vehicles.


4.  Markets

The China LPG market is broken down into three segments for purposes of analysis:

     1.Distribution method from the major LPG companies, 2.Method of delivery to the consumer, and 3.Black Market dealers

 The Primary market segment is according to distribution method - that is either retail-direct or wholesale-indirect. Retail distribution is accomplished by the ten major LPG companies that deal directly with the end user. Xinmao qualifies as one of the ten major LPG companies by its ownership of rail tank cars; it is one of only five companies having depot storage facilities of 1,000M3; and it has distribution of LPG to retail and wholesale, and residential and commercial users.

The second market segment is according to the delivery vehicle used by the user, such as bottle or cylinder, pipeline, or tank truck.

The bottle users may be either retail, purchasing directly from a major LPG company, or wholesale, purchasing indirectly from a distributor of a major LPG company. Bottle customers purchase LPG in 15 kg. cylinders or bottles that must, by law, be filled to a minimum of 13.5 kg which is considered full. Bottle users include residential, and commercial customers. Residential consumption is by far the largest, with commercial restaurants and caterers following second. There has been little industrial use of LPG to date.

Pipeline users are considered retail-direct users. LPG flows directly into a household via pipes from a central storage tank that is replenished as necessary by a major LPG company. Pipeline users are billed according to usage based on a meter in their living unit.

Tank truck or bulk sales are made to wholesale distributors who operate small bottle filling stations. These distributors represent lower profit margins but volume makes-up some of the difference. Bulk sales are encouraged to cultivate the small wholesale distributors because of the potential of acquiring their customer base in the future.

A third market segment, although temporary, must be considered because of the negative impact it has on the LPG market. This segment is comprised of the many small independent distributors and individuals who operate illegally in what is referred to as the "black market" - most operating without a license, violating safety laws, and unfairly profiting by short-filling LPG bottles. These abusers create problems of unfair competition for the Company. The Kunming LPG Administration is aware of these abuses, but, unless a blatant case is presented to it, it is ignoring the problems until the market consolidates to a greater degree.

LPG consumption has been increasing in the past decade, but LPG consumption per capita is still low, partly due to the large population in China. At present it is around only 6 kg nationwide which is small in comparison to 100kg in its Asian neighbors such as Japan and South Korea, for example. LPG development in China also shows geographical variance. South China has led the nation in terms of per capita consumption at nearly 35 kg. East China follows with per capita consumption of about 10kg. North China is far less, only half of that in East China. And still in many places inland, the LPG consumption per capita is negligible. Since the Company operates in Southwest China, management perceives a great opportunity to grow with the projected expansion.

The majority of dollars invested in the China LPG market have been invested in large "mega" depots by the major oil companies. Little to no focus has been placed on the retail end-user market. Put simply, the LPG "storage" infrastructure is in place, but it is overbuilt because the retail market has not been cultivated at the same pace. Management's primary objective is the development of this retail consumer base.

From the mega-depots on the east and southeast coast of China, LPG is shipped to smaller inland storage depots via railroad tank car. LPG is then pumped into large storage tanks until it is distributed in bottles, pipelines or tank trucks to end users and distributors.

Inland infrastructure development has not kept pace with coastal development. Inland depot storage capacity must be expanded to serve the customers in waiting for LPG service. More efficient distribution methods are also needed. The bottle exchange system is labor intensive - a factor that does not significantly affect overhead yet, but will have greater future impact as salaries increase.

Distribution of LPG via pipelines directly to end-users is very efficient, but one drawback is the cost to install pipeline service to each household, which is approximately $185 US. Some more affluent customers can afford to pay the installation fee up front, but most of these have already purchased pipeline service. Some new construction projects permit the cost of installation to be incorporated into the cost of the home. However, most customers can not afford the up-front fee, but are willing and able to pay extra each month based on usage. Xinmao has seven pipeline projects either completed or under construction.


5.  Distribution of LPG

There are four basic levels of LPG distribution:

Major LPG companies
Major LPG Distributors
Medium LPG Distributors
Small Independent LPG Distributors

The Major LPG companies are characterized by the following: they purchase LPG directly from refineries or major oil companies, they must be licensed, have railroad tank cars and storage depots, and typically serve over 10,000 retail customers. These companies depend on distribution networks to get LPG to the consumers.

Major distributors are licensed and generally serve more that 4,000 but less than 10,000 customers directly, but do not typically have any railroad tank cars, and have little or no storage capacity.

Medium Distributors are licensed and generally serve more than 1,500 but less than 4,000 customers directly, have no storage capacity.

Small Independent Distributors are those who may or may not be licensed, and have no relationship or loyalty to any major company or distributor, and usually serve less than 1,500 customers.

Since all of these distributors serve a customer base, Xinmao is actively recruiting them on an ongoing basis.

The majority of Xinmao's customer base is serviced with the help of agents and entity users. Xinmao has eight agents that are independent dealers who exclusively represent the Company in an outlying county area that is difficult for the Company to access on a regular basis. The consumers serviced by the agent pay retail prices. The Company pays the agent a fee for his services and the agent carries his own overhead expenses.

As the LPG market was developing in the early 1990's, the Company was seeking to develop a customer base in the most efficient and effective manner possible; and, as a result, began to cultivate the "entity user". Entity users were companies in other industries, already providing housing for their employees, which desired to provide a convenience to their workers by distributing LPG as an additional service. These entity users developed into distribution outlets that benefited the Company by providing free receiving, storage and LPG distribution service to consumers who paid retail prices. As the market further developed, the entity user also began to be a distribution outlet to other consumers in the local area that were not affiliated with the entity company. Today, the Company is actively seeking to cultivate and develop additional entity users to expand the consumer base. Today Xinmao has 125 entity users.

In 1997, under the leadership of Largo Vista management, several innovations were added to the distribution process. First, there was a time delay between the sale of the LPG and receipt of the cash from the sale. The Company responded with the "coupon program" whereby the consumer, first purchased a special coupon from the bank and presented it as payment as he exchanged an empty bottle of LPG for a full one. The bank then remitted to the Company. The Bank of Agriculture, one of the largest in China with over 1,000 branches in the province, has successfully worked with the Company for over two years in this program and the bank is pleased with exposure to a new customer base.

Second, also in 1997, the Company implemented the first consumer insurance program. This insurance, written by the largest insurance company in China, guaranteed the consumer who either made a non-refundable prepayment for LPG by purchasing a coupon that the LPG would be at a fixed price, immediately available, and a guaranteed quality and quantity.

These two innovations, the coupon program and the consumer insurance protection program, were the first of their kind in China. In the future the Company intends to implement a third innovation for the pipeline distribution system which will be a prepaid "smart card", that will be inserted into a meter in the consumer's home. This precludes cash flow and collection problems. Distribution of the prepaid smart card will be similar to the coupon program in concert with the Bank of Agriculture.

The bulk of Xinmao's retail customers are located in the Yunnan Province central cities of Kunming, Lunan, Chengong, Yiliang, Jinnin, Annin, and Eshan. As the population thins out in the suburbs, distribution networks take-over and service most customers. The rural areas are exclusively serviced by smaller distributors.

Finally, there are a number of other minor distributors who purchase from Xinmao and other major companies, who have solicited their own customer base over a period of time and have generated customer loyalty through relationship.


6.  Raw Materials

The Chinese market is unique compared to other Asian countries. Japan and Korea seek security of supply through regular term contracts supported by long-term relationships, but, in China, low price and bargaining is the driving force for LPG purchases.

Xinmao has been able to consistently purchase LPG at low prices due to high volume of orders. When purchasing LPG, Xinmao must weigh various factors including quality of LPG, price, and transportation costs. It generally purchases from domestic sources inside China where prices are very low, but transportation costs are higher. On occasion Xinmao also purchases LPG from foreign companies such as Mobil Oil Hong Kong and Caltex.

Since Xinmao is presently dependent upon both domestic and foreign sources to supply its LPG and since domestic supply cannot be relied upon for all of its needs, Largo Vista decided that the best interests of the Company would be served by Largo Vista establishing a strategic relationship with a supplier of petroleum products outside of the domestic China market both to provide a greater guarantee of LPG in the future, and to expand its sale of petroleum products both in and outside of China. Pursuant thereto, On October 12, 1999, Largo Vista entered into a joint venture agreement with the United Arab Petroleum Corporation ("UAPC"), named Largo Vista/UAPC Partners, wherein LVG shall hold 51% of the assets and liabilities, and shall share 51% of the income and expenses of the JV; and, UAPC 49%. The purpose of the JV is to combine the resources and talents of each party to develop a market for the sale of petrochemical products to be supplied by middle-east sources, and principally Dubai. The JV plans to sell petroleum products to customers in China, Vietnam and other countries throughout the Pacific Rim.

To date, Largo Vista/UAPC Partners has accomplished the following:
Contract: November 25, 1999, Largo Vista/UAPC Partners seller; Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG) buyer; 20,000 metric tons of diesel oil during the months of December 1999 and January 2000; total contract price approximately $3,300,000 USD.

Contract: December 18, 1999, Largo Vista/UAPC Partners seller; Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG) buyer; 2,600 metric tons of gasoil 1% sulphur and 3,000 metric tons of unleaded mogas 92 during the month of December 1999; contract price approximately $430,000 USD for gasoil, and approximately $560,000 USD for mogas 92.


On December 12, 1999, Largo Vista/UAPC Partners entered into a joint venture agreement with Mr. Ahmed Hasan Abdul Qahir Al Shaibani, Dubai, United Arab Emirates (UAE), named Largo Vista Group, Ltd. (LLC of Dubai, UAE). Largo Vista/UAPC Partners will hold 49% (Largo Vista 25% and UAPC 24%) of the assets and liabilities, and shall share 49% of the income and expenses of the JV; and, Al Shaibani 51%. The objective of the JV is to carry-on the trade of crude oil and refined oil products. The JV will have headquarters in Dubai, and plans to focus sales of petroleum products in China, Indochina and other Pacific Rim customers.

Cost of goods can fluctuate widely and rapidly and can cause cash flow problems. The Company is researching the feasibility of obtaining a much larger storage facility that would permit it to purchase large quantities of LPG when prices are favorable, and sell it when prices are higher.

7.  Pricing and Competition

The LPG industry in Yunnan Province consists of ten major LPG companies that have railroad tank cars, depot storage facilities, and sell LPG in both the retail and wholesale markets. All ten companies depend on a network of distributors to help reach and serve the needs of their customers. Competition is based principally on price and service, with some based on relationship and reputation. Nine of these companies are majority owned by the government, and are wholly operated by management that is responsible to a government majority Board of Directors. These companies are designated in China as "government owned and operated". Xinmao is the only company that has private majority ownership, a private majority on the Board of Directors which controls the Company. Only five of the nine companies are in the same category as Xinmao in terms of storage capacity of 1,000 cubic meters.

LPG retail market prices have been relatively unstable during the past two years, characterized by over supply and cut-throat competition. This was precipitated by environmental concerns that prompted the passing new regulations by the Kunming City Government that outlaw the use of coal. Other larger cities are following suit with similar clean air regulations, leaving LPG as the major viable energy alternative for cooking, heating, and hot water.

No companies were prepared to supply a sufficient amount of LPG to this new consumer market, but all companies reacted to the huge new demand.

The difference between Xinmao and the other nine government companies is that the primary objective of Xinmao is to make a profit while profit is secondary to the government companies primary objective is to ensure supply LPG. The nine government companies, whose primary objective was to supply LPG to consumers, are characterized by a lack of management and financial expertise, and by large work staffs that operate very inefficiently. These entities ordered an excess supply of LPG and had to cut prices to deplete the excess. This began the spiraling downward price market in which Xinmao was forced to compete. These pressures have eased, and Xinmao is negotiating with the government agencies and some companies in an effort to bring stability back to the market along with higher prices and profitable margins.

Black Market.   In the residential wholesale market, many independent, "black market" dealers sprung-up and have been operating without a license, and have ignored safety regulations that require inspection and pressure testing of each bottle every five years. Another flagrant violation of consumer fairness is the practice of short-filling bottles. The "black market" dealer fills the bottle with 10 kg. of LPG, and sells it representing it has 13.5 kg. of LPG. Short-filling has permitted the Company's competition to charge lower prices and unfairly compete with Xinmao. This practice of cheating the consumer has been prevalent over the past several years. Xinmao is now challenging customers to be aware of what they are paying for by implementation of a "weight comparison program". The program permits the consumer to actually weigh the bottles to expose the "short-fill" problem.

As of April 15, 1999, the Kunming LPG Administration established "minimum pricing" regulations which set a base price for both wholesale bulk sales, and wholesale and retail bottle sales. This regulation will help stop the uncontrolled cut-throat pricing competition that occurred over the past 24 months. It will be incumbent upon the nine participating major LPG companies to form task forces to assist the LPG Administrator in enforcing these regulations. The "short-fill" practice is now illegal under new "minimum price" regulations, which require all wholesalers to sell a 13.5 kg. bottle for no less than 36 RMB, and retail distributors for no less than 42 RMB.

Xinmao competes with others on both reputation and service. To differentiate itself from its competition, Xinmao stresses a long-term relationship both with the residential user, and with the distributor, to help them bring-in and keep new customers. The Company wants its distributors and their customers to be a part of the "Xinmao Family". The Company offers more than claims about its service. Its reputation is excellent and is backed-up by a record of uninterrupted service since 1992. Consumers and distributors know that they can rely on Xinmao to deliver and that they will receive honest weights and measures.


8.  Insurance

Xinmao sells a solid image of reliability, service, safety, and seven years of uninterrupted service to its customers - and backs it up with insurance. The Company provides consumer insurance, written by the Peoples Insurance Company of China (PICC) which is owned by the government. The insurance guarantees that a customer who paid in advance that the LPG would be at a fixed price, immediately available, and a guaranteed quality and quantity. This innovation has given the customer new confidence, since in the past many companies collected in advance, and then went out of business, leaving the customer empty handed.

9.  Government Regulation

The LPG industry is regulated on a day-to-day basis by the Kunming LPG Administration, which oversees all companies licensed to do business, and enforces rules and regulations in the market place. The LPG Administration faces many problems in this rapidly emerging, chaotic market, including the existence of many unlicensed small distributors, violations of safety regulations, and bottles of LPG short-filled by as much as 25%. In April 1999, the local LPG Administration met with Xinmao and eight of the other largest licensed companies in the area, and together set minimum price policies intended to provide positive margins over cost. The LPG
Administration has also begun to correct some of the more flagrant violations. The philosophy of the Chinese LPG Administration is to first ensure LPG is available to all people requiring it, then to enforce regulations so long as they don't interfere with the first priority.


10.  Patents, Trademarks & Licenses

The Company maintains no patents or trademarks.


11.  Seasonal Factors

Northern China is subject to a wide range of seasonality ranging from snow in the winter to hot, humid summers. However, moving south, the seasons and temperatures do not fluctuate as much as in the north. The Xinmao Company operates in Yunnan Province which, being at an elevation of approximately 5,500 feet, is known for its moderate and even climate year around - being slightly cooler in the winter, requiring some heating, while the summer weather is warm and pleasant. As a result, seasonal factors do not play a significant role in the Company's business.


12.  Inventory

Inventory, valued at cost, on the first-in, first-out basis, consists primarily of liquid petroleum gas.

13.  Firm Backlog

None.


14.  Government Contracts

The Company has government approval for the exclusive development of pipeline projects in the counties of Lunan, Fuming, Yiliang, Yuxi, and a part of Kunming.

15.  Environmental Factors

Between 1996 and 1998, environmental concerns over clean air and streets, have prompted a general movement within the Chinese Government from the Central Government to the provinces and the major cities to phase-out the use of coal as an energy source for cooking and heating. As coal is phased-out a void is left which is being filled by liquid petroleum gas (LPG) because it is a clean burning, efficient and transportable energy substitute. It is expected that continued efforts will be made to replace other unclean burning fuels with LPG, especially in automobiles and industrial applications, since it is the only viable alternative fuel resource available to Southern China.


16.  Financial Information Relating to Foreign & Domestic Sales

All of the Company's sales are foreign, through Xinmao, its China subsidiary. The Company has had no significant foreign currency transaction gains or losses in connection with its activities.


17.  Employees

Largo Vista is fully staffed with 2 employees, and relies on five other outside service providers for legal, accounting and other services as needed. The Chinese subsidiary, Xinmao, is fully staffed with 84 employees, including a full management staff, which is considered highly competent and well qualified.

Item 2.  FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following table contains selected financial data for the periods presented for the Company. The data should be read in conjunction with the more detailed audited statements for such years presented elsewhere herein.

                               1999          1998 - RESTATED

Revenues                    $1,765,124         $1,618,200
Cost of Sales               $1,153,910         $1,353,537
Margin                      $  611,214         $  264,663
S,G&A                       $2,661,416         $  760,491
Operating (Loss)           ($2,050,202)       ($  495,828)
NET (LOSS)                 ($2,198,488)       ($  694,480)


1. Revenues and expenses are generated from the Company' s Chinese subsidiary, Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Xinmao"). The United States entities produce no revenues, and experience expenses in conjunction with management oversight of the Chinese entity, legal, accounting and other professional services.

Revenues for 1999 increased $147,000, (9.1%) over 1998. This increase reflects the Company's curtailment of sales activity in high volume, low to negative margin market segments, and focus on higher margin retail business. Price pressures continue to negatively affect sales volume and profitability in the retail residential market segment. The market is still developing and reflects rapidly increasing consumer demand, low cost of goods and some over supply of product placing downward pressure on prices, and one that requires capital investment to improve delivery systems to consumers. The Company anticipates increases in revenue from expanded marketing efforts, price increases, expansion into other lines of business, and mergers and acquisitions.

Cost of sales for 1999 decreased $200,000 (14.7%) from 1998. Improvements are due to cost containment procedures, and the Company anticipates greater improvements going forward by further implementing cost containment procedures and obtaining LPG at lower prices.

Margins for 1999 of 34.6% increased from 16.4% in 1998. The increase reflects focus of sales activity on more profitable market segments, implementation of cost reduction efforts, and improved management techniques. The Company anticipates improving the margin going forward by continuing to focus sales efforts on more profitable market segments, and implementing additional measures to reduce cost of goods.

Selling, general and administrative expenses for 1999 increased $1,901,000 or 250% over 1998. The Company issued a substantial amount of stock to its officers for compensation, including salaries and bonuses.

Net losses for 1999 increased $1,504,000 over 1998 primarily due to the increase in SG&A expenses.

2.  Liquidity and Capital Resources

Historically, the Company has been able to obtain funds as necessary to pursue operations. However, neither Largo Vista nor Xinmao have written letters of commitment from either commercial or private sources of credit. The Company has continually experienced significant operating losses and there is no internal source of liquidity. The primary source of external liquidity has been loans from Chinese state-owned banks. However, since Chinese banking authorities are tightening credit, it is uncertain whether Xinmao will continue to receive such loans. The availability, source, amount and terms of any additional financing is uncertain at this date, and by no means assured.


3. Trends, events or uncertainties that have or are reasonably likely to have a material impact on the Company's liquidity.

The economic growth of China with its huge population, emerging middle class, and growing consumer sector are trends that management anticipates will increase the Company's revenues from Xinmao as well as other anticipated projects. China's young, developing LPG market presents challenges of improving sales strategies, seeking lowest-cost sources of goods, implementing efficient management techniques, and developing the efficiency and effectiveness of human resources.

World geopolitical uncertainties, such as the United States bombing of the Chinese consulate in Belgrade, Yugoslavia resulted in a short period (4-5 days) of unrest and negative reactions toward Americans in China; however, no long term difficulties have been experienced and management does not anticipate any serious detriment to prospects for the Company's success in China because of the nature of the service a utility company provides that is in continual demand, and the fact that foreign ownership is not readily ascertainable by consumers.

In addition, even though Chinese management is optimistic of its ability to obtain credit from private sources, the trend in China is for the banks to tighten loan eligibility for businesses such as Xinmao that are experiencing cash flow difficulties.

Additionally, the Company is searching for joint venture partners in various potential LPG projects in the Yunnan Province and in other provinces. Investment by joint venture partners will be perceived as financial strength by the local LPG Administration, and management anticipates stronger enforcement of licensing and safety regulations, which should reduce unfair competition currently experienced by the Company.

Year 2000 Issue

Many computer Systems in use today may be unable to correctly process data or may not operate at all after December 31, l999 because those systems recognize the year within a date only by the last two digits. Some computer programs may interpret the year "00" as 1900, instead of as 2000, causing errors in calculations or the value "00" may be considered invalid by the computer program, causing the system to fail.

In the U.S., the Company maintains its financial data on a PC system utilizing generic accounting software, both of which have been guaranteed by the manufacturer as Y2K compliant. In China, due to government regulations, the Company maintains a manual record system. During first quarter 2000, in China, management expects to begin maintaining financial and other information on both a manual and PC system, totally shifting to a PC system as government regulations permit. The Company has not experienced any problems related to computer software dating issues and does not believe it will either experience future, or that it has significant exposure in the future, to Year 2000 problems, and neither does it expect that the Year 2000 issue will have a future material cost or impact on Company operations. The Company's primary contingency plan depends upon the use of manual back-up systems, and alternative supply sources such as major oil companies.

These contingency plans are intended to mitigate the impact of third party Year 2000 noncompliance. Outside of manual backup, the Company does not plan to implement further contingency plans. The Company has not inquired into the readiness of any of its key third party suppliers; however, as of March 1, 2000, none of its key third party suppliers has reported any Y2K problems. However, there can be no assurance that the systems of key suppliers and other companies on which the Company relies will not have an adverse effect on the Company including, (1) the inability to obtain products or services used in business operations, (2) the inability to deliver goods or services sold to customers.

Forward - Looking Statements

Investors are cautioned that certain statements contained in this document, including but not limited to those under the caption Management's Discussion and Analysis as well as some statements by the Company in periodic press releases and some oral statements of Company officials during presentations about the Company, are "forward-looking" statements. Forward-looking statements include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future company actions, which may be provided by management are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about the Company, economic and market factors and the industries in which the Company does business, among other things. These statements are not guaranties of future performance and the company has no specific intention to update these statements. Actual events and results may differ materially and detrimentally from those expressed or forecasted in forward-looking statements.

Certain of the important factors that could cause actual results to differ materially and negatively from the Company's expectations, among others, include continued instability in pricing and unprofitable competition in China, a slow down in the trend in sales of LPG during the remainder of the year, an inability to obtain sufficient working capital, and new Government regulations adverse to the Company's operations.

Item 3.     PROPERTIES

A.  Largo Vista

Currently Largo Vista has corporate offices in Newport Beach, California, which include two office suites. The terms of this Lease provide for month to month tenancy at $2,500 per month.

B.  Xinmao

Xinmao provides its primary service from its depot, which is adjacent to a railroad terminal. The depot has a capacity of storing 1,000 cubic meters (approximately 500 metric tons) of LPG. Assuming the depot is operating at full capacity and turns-over twice per month, the depot is sufficient to supply 83,000 users assuming consumption of 12 kg. of LPG per household per month. In addition, Xinmao, formed in 1998, a new joint venture in Yuxi, a city near Kunming. The purpose of the joint venture is to give Xinmao the option for additional LPG storage in the future as distribution expands. The joint venture, being recently organized, is in the development stage, and as of this date, has no assets or liabilities or operations. This joint venture will have access to LPG storage facilities that management believes may be capable of supplying LPG storage for up to 30,000 customers per month should demand increase to these levels.

The depot also has ten service stations from which the 2, 15, and 50 kilogram bottles are filled, and loaded onto trucks for distribution. For its retail-direct customers, Xinmao transports the full bottles to an exchange shop where either the customer comes in personally, or Xinmao will provide a delivery man to take the bottle to the customer who pays a delivery fee.

In the case of a pipeline, 50 kg. bottles are used in cluster to service residents in the housing complex. The advantage the pipeline customer has over the bottle customer is convenience and service. There is no need to spend valuable time exchanging bottles. The meter is read by the serviceman each month who also collects the amount due. Xinmao is planning to use "smart meters" in future pipeline developments that require the customer to go to the Bank of Agriculture and purchase a prepaid card, similar to a prepaid phone card commonly in use in the U.S. This will improve cash flow and reduce "slow-pays" and "bad debts".

Xinmao leases a two story, 4,000 square foot facility in Kunming City, where it operates a customer service and sales center, bottle exchange shop, storage facility, and administrative offices, at an annual rental of $1000 US per year, under a three year lease, with one year of the term remaining. It also leases and operates a number of small bottle exchange stores throughout key locations in the city.

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership as of March 31, 2000, of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each director and by officers and directors of the Company as a group.


                                  Beneficial      Percentage
Name and Address                   Ownership      of Class

Daniel Mendez                      21,742,462      10.21%
4570 Campus Drive
Newport Beach, CA 92660*

Albert Figueroa                     6,023,654       2.83%

Deng Shan (1)                      86,973,559      40.83%

All current directors and
officers as a group (3 persons)   114,739,675      53.86%

- (1) Mr. Deng Shan owns 1,095,896 (.51%) shares personally, and 85,877,663 (40.31%) shares through his majority owned corporation, Proton Technology Corporation Limited.

*This address applies to all persons listed.

Item 5.   DIRECTORS AND EXECUTIVE OFFICERS

The names, ages and positions of the directors and executive officers of the Company as of March 31, 2000, are as follows:

Name                Age       Position                     Since

Daniel J. Mendez    47        President and a Director             4/94
Albert N. Figueroa  33        Secretary/Treasurer, and             5/95
"                "            a Director
Deng Shan           49        Director                             1/99
"       "                     Chairman of the Board of Directors   4/99


The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

Daniel J. Mendez, President, is responsible for investor relations, coordination of information with market makers and brokers and potential partners, coordination of all agreements, corporate financing, and liaison with Chinese operations. Mr. Mendez joined the Company in October of 1991 as a marketing coordinator. In April 1994 he became President and a Director.

Albert N. Figueroa, Secretary and Treasurer, is the gatekeeper of all corporate documents and information, maintains the minute book and all corporate records and agreements, keeps the books, liaisons with all outside service providers, and generally coordinates the flow of information within the company and with the Chinese operations. Mr. Figueroa was formerly involved in the construction industry as an estimator.

Deng Shan, Chairman of the Board of Directors, is well versed in the business practices of China. Early in his career Mr. Deng was a lecturer in Wuhan Chemical Engineering School. Later he advanced to associate professor at Huazhong University of Science and Technology. In 1989, Mr. Deng became the Director, Science and Technology Commission, Nanshan District Government, China. Since 1994, Mr. Deng has been appointed as Chief Executive Officer/Chairman of the Board of four commercial companies. In 1996, Mr. Deng acquired Kunming Xinmao Petrochemical Industrial Co., Ltd. Mr. Deng has established strategic networks in both business and government arenas.

Item 6.     EXECUTIVE COMPENSATION

The following table sets forth all compensation paid or accrued by the Company during the last three years to its three executive officers.

                         Summary Compensation Table
                              Long-Term Compensation
          Annual Compensation           Awards         Payouts
(a)         (b)     (c)   (d)     (e)       (f)          (g)       (h)   (I)

                               Other              Secur
Name                           Annual Restricted  ities    All Other
And                            Compen-  Stock     Underlying LTIP    Compen-
Principal      Salary    Bonus  sation   Award(s) Options/   payouts  sation
Position   Year     ($)   ($)    ($)       ($)         (SARs (#)   ($)   ($)
Daniel    1997 220,000    0       0          0             0         0     0
Mendez    1998 220,000    0       0          0             0         0     0
President 1999 150,000  661,618   0          0             0         0     0


Albert    1997 100,000    0       0          0             0         0     0
Figueroa  1998 100,000    0       0          0             0         0     0
Secretary/1999 100,000  275,034   0          0             0         0     0
Treasurer

Deng Shan 1997 100,000    0       0          0             0         0     0
Chairman  1998 100,000    0       0          0             0         0     0
          1999 100,000  261,827   0          0             0         0     0

- -(1) The officers listed above were paid all their salary and bonus compensation by the issuance of unregistered common stock valued at market, generally determined by the low bid quotation. See Item 10.

- -(2) Daniel J. Mendez, President, serves under annual employment contract renewed effective January 1, 2000 at annual compensation of $120,000 per year payable $10,000 per month. It may be terminated upon 30 days written notice of either party, and has a provision for change in ownership or control of 30 days severance at the monthly salary set forth above.

- -(3) Albert N. Figueroa, Secretary/Treasurer, serves under annual employment contract renewed effective January 1, 2000 at annual compensation of $60,000 per year payable $5,000 per month. It may be terminated upon 30 days written notice of either party, and has a provision for change in ownership or control of 30 days severance at the monthly salary set forth above.

- -(4) Deng Shan, Consultant, serves under annual Agreement for Services renewed effective January 1, 2000 at annual compensation of $100,000 per year payable $8,333 per month. It may be terminated upon 30 days written notice of either party, and has no protective provision for change in ownership or control except for 30 days severance at the monthly compensation set forth above.

- -(5) The above officers, comprising the Company's Board of Directors, receive no additional compensation for serving as directors.

Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The common shares issued by the Company for compensation, services and repayment of cash advances during 1999 and 1998 were issued primarily to the Company's directors and shareholders.

Other than discussed above, the Company has no knowledge of any transaction or series of transactions, or any currently proposed transaction, or series of transactions, to which the Company was or is to be party, in which the amount involved exceeds $60,000, involving management, any person owning 10% or more of the common stock, or any member of the immediate family of any of the foregoing persons.

Item 8.     LEGAL PROCEEDINGS

Various lawsuits, claims and proceedings of a nature considered normal to its
business  are  pending  against the Company and its subsidiaries.   The  most
significant of these are described below.


Everlasting, Plaintiff vs. CHAN MAU TAK ("CMD"), Defendant

This lawsuit was brought by Everlasting against CMD for breach of the purchase agreement wherein Everlasting acquired the assets of Xinmao from CMD. The basis of the case is that CMD made fraudulent representations concerning the assets of Xinmao at the time of purchase. The court ordered an Interlocutory Judgment on October 14, 1998 in favor of Everlasting for 1 million HK$ (approximately US$127,000) plus damages incurred plus interest @ 13.08% per annum. CMD has filed an appeal, based on failure of service of process.

The Company anticipates that the ultimate resolution of this matter will have no material adverse effect on the accompanying consolidated financial statements

Claimant, Panzhihua vs. Xinmao

In late 1997 the Claimant, an equipment supplier, and Xinmao began experiencing disagreement on several matters concerning specifications, terms and delivery times of various equipment orders. In January 1998 Panzhihua filed a breach of contract action against Xinmao and in March 1998 obtained a $452,000 judgment. Subsequently, the Claimant agreed to repossess various equipment with an aggregate book value of $279,719 in full satisfaction of both the judgment and $167,169, representing all unpaid and accrued balances owed to Panzhihua for transactions in the ordinary course of business that occurred prior to December 31, 1997 and that were not related to the judgment against the company or its settlement. Accordingly, the balance of $112,550 was charged to operations in fiscal 1998, and included in SG&A expense.

Item 9. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON STOCK EQUITY AND RELATED STOCKHOLDER MATTERS

From 1994 to January 20, 2000 the Company's common stock traded on the OTC BB and since January 21, 2000, it trades on the OTC Market under the symbol "LGOV".

The closing quotations on March 31, 2000 were $1.03125 bid and $1.0625 ask.

Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

                         High            Low

4th  Quarter 1999              $3.875          $.085
3rd  Quarter 1999              $0.14           $.08
2nd  Quarter 1999              $0.11           $.09
1st  Quarter 1999              $0.17           $.09

4th  Quarter 1998              $0.29           $.08
3rd  Quarter 1998              $0.34           $.15
2nd  Quarter 1998              $0.74           $.13
1st  Quarter 1998              $0.19           $.07

At March 31, 2000, the Company had approximately 559 Shareholders of record.

The Company has not paid a dividend since its incorporation and does not anticipate paying dividends in the near future.

Item 10.     RECENT SALES OF UNREGISTERED SECURITIES

The Company issued unregistered shares of its common stock from January 1, 1997 to December 31, 1999 as follows.


Fiscal 1997, a total of 2,995,194 shares of common stock valued at $273,312, as follows.

Issued to officers as compensation:

               Number of                                    Amount
1997           Common Shares   Name of Persons to             of
Dates          Issued          Whom Issued              Consideration

Oct. 21      1,861,027         Daniel Mendez                $157,258
Oct. 21        687,379         Albert Figueroa                58,054
             2,548,406                                      $215,312


Issued to shareholders for repayment of cash advances:

               Number of                                 Amount
1997           Common Shares    Name of Persons to         of
Dates          Issued           Whom Issued           Consideration

Oct. 21        391,788          John Prentice            $51,000
Oct. 21         55,000          William Vauthrin           7,000
               446,788                                   $58,000



Fiscal 1998, a total of 3,939,058 shares of common stock valued at $322,911, as follows.


Issued to officers as compensation:

               Number of                                      Amount
1998           Common Shares       Name of Persons to           of
Dates          Issued              Whom Issued             Consideration

Feb5/Oct26     2,593,489           Daniel Mendez              $201,993
Feb5/Oct26       795,569           Albert Figueroa             $65,918
               3,389,058                                      $267,911


Issued to service providers in settlement of claims:

              Number of                                    Amount
1998          Common Shares      Name of Persons to          of
Dates         Issued             Whom Issued            Consideration

Oct. 26         350,000          Danilo Cacciamatta        $35,000
Oct. 26         200,000          Equitrade                 $20,000
                550,000                                    $55,000

Fiscal 1999, a total of 28,519,534 shares of common stock valued at $2,562,120, as follows.

Issued to officers as compensation:

                       Number of                                    Amount
1999                 Common Shares      Name of Persons to            of
Dates                  Issued              Whom Issued          Consideration

Jun21/Sep16/Nov16     9,860,482         Daniel Mendez            $ 892,367
Jun21/Sep16/Nov16     4,974,736         Albert Figueroa            451,062
Jun21/Sep16/Nov16     4,252,477         Deng Shan                  385,665
Jun21/Sep16/Nov16     1,957,356         Proton Technology
                                        Corp. (1)                  176,162
                     21,045,051                                 $1,905,256

  (1)  A corporation controlled by Deng Shan


Issued to key service providers for past services:

                     Number of                                   Amount
1999               Common Shares      Name of Persons to            of
Dates                  Issued            Whom Issued          Consideration

Jun21/Sep16/Nov16     2,188,472         Bernard Kruer          $ 198,660
Jun21/Sep16/Nov16     1,233,788         Gymar, Inc.              112,173
July 20                 100,000         Craig Saunar               8,531
July 20/Nov16           110,000         Fred Smith                11,500
Nov. 16                  20,000         Todd Ream                  2,000
                      3,652,260                                $ 332,864


Issued for cash:

                 Number of                                     Amount
1999           Common Shares     Name of Persons to               of
Dates              Issued           Whom Issued             Consideration

Sept.23           700,000          Seifer, D & C             $  35,000


Issued to officers and shareholders for repayment of cash advances:

                 Number of                                       Amount
1999           Common Shares      Name of Persons to               of
Dates              Issued            Whom Issued             Consideration

Sept. 16         1,277,778         Daniel Mendez              $ 115,000
Sept. 16           166,667         Albert Figueroa               15,000
Sept. 16           777,778         Deng Shan                     70,000
Sept. 16           100,000         John Prentice                  9,000
Nov.  16           800,000         Wan Lin                       80,000
                 3,122,223                                     $289,000


All stock issuances were conducted pursuant to section 4(2) under the 1933 Act without the involvement of underwriters. Stock issuances, other than for cash, were valued at market, generally determined by the low bid quotation.

Item 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company has only one type of security, Common Stock with par value equal to $0.001. Prior to September 27, 1999, there were 200,000,000 authorized shares of Common Stock of which 186,013,021 shares were issued/outstanding. However, on September 27, 1999, the Board of Directors passed a resolution to increase the authorized shares to 400,000,000 with a par value of $0.001. On October 4, 1999, shareholders representing a majority of outstanding shares approved the resolution. A certificate of amendment was filed in the public records of the State of Nevada on October 7, 1999. Management has no current plans to use additional authorized common stock for the purpose of purchases or acquisitions.

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

Item 12.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law, (NRS 78.7502) under which the Company is incorporated, gives a corporation the power to indemnify any of its directors, officers, employees, or agents who are sued by reason of their service in such capacity to the corporation provided that the director, officer, employee, or agent acted in good faith and in a manner he believed to be in or not opposed to the best interests of the corporation. With respect to any criminal action, he must have had no reasonable cause to believe his conduct was unlawful.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE, IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

Item 13.     FINANCIAL STATEMENTS

            Index to Financial Statements


Report of Independent Certified Public Accountant

Consolidated Balance Sheet at December 31, 1999

Consolidated Statements of Operations for the years ended December 31, 1999 and 1998

Consolidated Statements of Stockholders' Deficit for the years ended December 31, 1999 and 1998

Consolidated Statements of Cash Flows for the years ended December 31, 1999 and 1998

Notes to Consolidated Financial Statements

INDEPENDENT AUDITOR'S REPORT



To the Shareholders and Board of Directors
Largo Vista Group, Ltd.

I have audited the accompanying consolidated balance sheet of Largo Vista Group, Ltd. as of December 31, 1999, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' deficit and cash flows for each of the two years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Largo Vista Group, Ltd. as of December 31, 1999, and results of its operations and its cash flows for each of the two years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 2 to the consolidated financial statements, the Company has significant operating recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 11, the Company restated the consolidated financial statements referred to above.


                      /s/ Jaak (Jack) Olesk, CPA


Beverly Hills, California
June 26, 2000

                           Largo Vista Group, Ltd.
                         Consolidated Balance Sheet
                              December 31, 1999

                                   ASSETS
                                                                  RESTATED

Current assets
   Cash                                                               $16,379
   Inventories                                                        163,782
   Prepaid expenses and
     advances to suppliers                                             80,562
     Total current assets                                             260,723

Property and equipment, at cost                                     1,262,669
Less accumulated depreciation                                       (323,106)
   Net property and equipment                                         939,563

Other assets                                                           73,070

                                                                   $1,273,356


                    LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities
   Notes payable to banks                                       $   1,750,148
   Accrued interest                                                   250,116
   Accounts payable                                                   707,960
   Accrued expenses                                                   227,466
   Deferred revenue                                                 1,061,359
   Due to affiliates                                                  449,971
     Total current liabilities                                      4,447,020

Commitments and contingencies                                               -

Shareholders' Deficit
   and outstanding                                                    212,383
   Additional paid-in capital                                      10,671,845
   Accumulated deficit                                           (14,061,592)
   Accumulated other comprehensive income:
     Foreign currency translation adjustment                            3,700
     Total shareholders' deficit                                  (3,173,664)

                                                                $   1,273,356


See accompanying notes to consolidated financial statements.

                             Largo Vista Group, Ltd.
          Consolidated Statements of Operations and Comprehensive Loss

                                           Year ended December 31,
                                            1999             1998
                                                           RESTATED

Net sales                                $1,765,124       $1,618,200
Cost of sales                                              1,353,537
                                          1,153,910
   Gross profit                                              264,663
                                            611,214

Selling, general and administrative
expenses                                  2,661,416          760,491

Loss from operations                                       (495,828)
                                        (2,050,202)
Interest expense                                           (198,652)
                                          (148,286)

   Net loss                             (2,198,488)        (694,480)

Other comprehensive gain / loss:
  Foreign currency                                                  -
translation adjustment                            -

Comprehensive loss                     $(2,198,488)       $(694,480)

Basic and diluted net loss per share        $(0.01)          $(0.00)

Basic and diluted weighted average
   common shares                        192,652,800     181,565,237





  See accompanying notes to consolidated financial statements.

                           Largo Vista Group, Ltd.
    Consolidated Statements of Changes in Stockholders'Deficit - RESTATED
               For the Years Ended December 31, 1999 and 1998


            Common stock      Additional   Accumulated   Foreign      Total
           Shares  Amount       Paid-in      Deficit     Currency Shareholders
                                Capital                 Translati    Deficit
                                                            on
                                                        Adjustmen
Balance
at
Decembe  179,923,963 $179,924  $7,819,273 $(11,168,624)    $3,700 $(3,165,727)
r 31,
1997
Common
shares
issued
for        3,389,058    3,389     264,522             -         -      267,911
compens
ation
Common
shares
issued
for          550,000      550      54,450             -         -       55,000
claims
Foreign
currenc
y
transla            -        -           -             -         -            -
tion
adjustm
ent
Net                -        -           -     (694,480)         -    (694,480)
loss
Balance
at
Decembe  183,863,021  183,863   8,138,245  (11,863,104)     3,700  (3,537,296)
r 31,
1998
Common
shares
issued
for:
Compens   21,045,051   21,045   1,884,211             -         -    1,905,256
ation
Service    3,652,260    3,653     329,211             -         -      332,864
s
Cash         700,000      700      34,300             -         -       35,000
Repayme
nt of
cash       3,122,223    3,122     285,878             -         -      289,000
advance
s
Foreign
currenc
y
transla            -        -           -             -         -            -
tion
adjustm
ent
Net                -        -           -   (2,198,488)         -  (2,198,488)
loss
Balance
at
Decembe  212,382,555 $212,383 $10,671,845 $(14,061,592)    $3,700 $(3,173,664)
r 31,
1999

     See accompanying notes to consolidated financial statements.

                           Largo Vista Group, Ltd.
                    Consolidated Statements of Cash Flows


                                                  Year ended December 31,
                                                    1999           1998
                                                                 RESTATED
Cash flows from operating activities:
Net loss                                         $(2,198,488)     $(694,480)
Adjustments to reconcile net loss to net
cash used by operating activities:
Depreciation and amortization                          45,319         67,926
Loss on disposal of assets                             62,567              -
Equipment conveyed in satisfaction
of judgment                                                 -        112,550
Common stock issued for services                      332,864              -
Common stock issued for compensation                1,905,256        267,911
Changes in assets and liabilities:
Inventories                                            62,603        491,902
Prepaid and other assets                             (27,423)         83,190
Accounts payable                                    (184,224)      (380,603)
Accrued expenses                                        5,754        446,453
Accrued interest                                      148,286        101,830
Deferred revenue                                    (329,008)       (77,444)
Net cash from operating activities                  (176,494)        419,235

Cash flows from investing activities:
Purchases of equipment                                      -      (209,200)

Cash flows from financing activities:
Increase in notes payable                             105,002          5,426
Issuance of common stock                               35,000              -
Advances from affiliates                               39,343      (301,642)
Net cash  from financing activities                   179,345      (296,216)

Increase (decrease) in cash                             2,851       (86,181)
Cash at beginning of year                              13,528         99,709
Cash at end of year                                   $16,379        $13,528

Supplemental cash flow information:
Interest paid                                              $-              $
                                                                      96,822

Non-cash investing and financing activities:
Common stock issued for claims                             $-        $55,000
Common stock issued for cash advances                $289,000             $-

  See accompanying notes to consolidated financial statements.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999

Note 1 - Summary of Significant Accounting Policies

Basis of Consolidation and Nature of Operations

The consolidated financial statements include the accounts of Largo Vista Group, Ltd. ("Largo Vista"or the "Company"), incorporated in Nevada on January 16, 1987, and its wholly-owned subsidiaries, Largo Vista, Inc., with no assets, liabilities or operations, incorporated in California on October 12, 1988, and Everlasting International, Ltd. ("Everlasting"), incorporated in Nevada on January 25, 1995, and Kunming Xinmao Petrochemical Industrial Co., Ltd. ("Xinmao"), a Chinese joint venture 66.67% owned by Everlasting. The minority partner is a Chinese Government Entity that has contractually agreed to place all power and day-to-day decisions in the hands of the majority. The Chinese minority partner is not responsible for Xinmao's losses; accordingly, no portion of those losses is allocated to the minority interest. All amounts are in U.S. dollars unless otherwise indicated. All significant intercompany balances and transactions have been eliminated in consolidation. Xinmao operates a liquefied petroleum gas (LPG) distribution business in Yunnan Province, South China.

Foreign Currency Translation

The financial statements and results of operations of the Company's Chinese subsidiary are measured using local currency as the functional currency. Assets and liabilities of the subsidiary are translated at the exchange rates in effect at each year-end. Statements of operations are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in stockholders' deficit.

The national currency of the People's Republic of China, the Renminbi (RMB), is pegged to the U.S. dollar. As of December 1997, 1998 and 1999, the exchange rate was 8.28 RMBs to US$1.00 and the average rate of exchange for fiscal 1998 and 1999 was also 8.28. However, no representation is made that any Renminbi amounts could have been, or could be, converted into U.S. dollars at these rates or any other rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999


Note 1 - Summary of Significant Accounting Policies (continued)

Inventory

Inventory is valued at lower of cost of market on the first-in, first-out basis and consists primarily of liquid natural gas.

Impairment of Long Lived Assets

Long-lived assets are assessed for impairment annually or whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by management for disposal are accounted for at the lower of amortized cost or fair value, less cost to sell.

Revenue Recognition

The Company generally recognizes revenue upon delivery of LPG. In addition, the Company contracts with certain customers for the delivery of LPG bottles over a 1 to 5 year period. The customer is required to pay a non-refundable amount at the time the contract is purchased. This entitles the customer to receive one bottle of gas each month during the contract life at a reduced fixed price. The prepayment is recorded as deferred revenue at the beginning of the contract and the appropriate prorated amount is realized as revenue when an empty bottle is exchanged for a full bottle. If customers do not exchange their allotted number of bottles by the end of the contract term, the excess deferred revenue is recognized as income.

There is no significant amount of credit transactions.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999

Note 1 - Summary of Significant Accounting Policies (continued)

Stock Compensation

SFAS No. 123, "Accounting of Stock-Based Compensation," defines a fair value based method of accounting for stock-based compensation but allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by APB 25, "Accounting for Stock Issued To Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that certain items of comprehensive income other than net earnings or loss be reported in the financial statements. For the two years ended December 31, 1999, the adoption of this pronouncement had no material impact on the Company's consolidated financial statements.

Segment Disclosure

In Fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes standards for the way companies report information regarding operating segments in annual financial statements. The adoption of SFAS No. 131 required no additional disclosure for the Company as the Company operated in one business segment.

Reclassifications

Certain items in prior period financial statements have been reclassified to conform to 1999 classifications.

Note 2 - Basis of presentation and considerations related to continued existence (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred significant net losses for the two years ended December 31, 1999. Additionally, its liabilities exceed its assets at December 31, 1999. These factors raise substantial doubt as to the Company's ability to continue as a going concern.

The Company intends to raise additional operating funds through equity and debt offerings. However, there can be no assurance it will be successful in this endeavor.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999

Note 3 - Fair Value of Financial Instruments

The carrying amount of the Company's cash and bank balances approximates their fair value because of the short maturity of those instruments.

The fair value of the notes payable to banks based on the interest rates currently available for borrowings with similar terms and maturities approximates the carrying amount of those borrowings. The fair value of the amounts due to affiliates can not be determined due to the related party nature of the obligations.

Note 4 - Property and Equipment

                                                Years of
                               December 31,      Useful
                                   1999           Life
Storage tanks                       $472,328       20
Building and leasehold                             25
improvements                         291,865
Railroad cars and trucks                            8
                                     268,286
LPG Bottles                          156,491        5
Equipment                             73,699        5
                                   1,262,669
Accumulated depreciation
                                   (323,106)
                                    $939,563

Note 5 - Notes Payable to Banks

The balance at December 31, 1999 represents the aggregate borrowings from various PRC banks at average interest rates of approximately 7 percent. In the past, Xinmao has been allowed by the PRC bankers to roll over the loans due for repayment. Accordingly, consistent with previous years, management believes that the existing bank loans will again be renewed when they became due.

Note 6 - Related Party Transactions

Amounts due to affiliates at December 31, 1999 include $410,627 due to Xinmao's minority partner and $39,344 due to executive officers for cash advances. All amounts are non-interest bearing.

All shares of common stock issued in 1999 and 1998 for compensation and repayment of cash advances involved executive officers and shareholders. These issuances were valued at market, generally determined by low bid quotations.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999

Note 7 - Income taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets are reduced by a 100% valuation allowance.

At December 31, 1999, the Company has a net operating loss carryforward for federal tax purposes of approximately $6,765,000 which, if unused to offset future taxable income, will expire beginning in 2011.

Note 8 - Loss per Common Share

The following table illustrates the reconciliation of the numerators and denominators of the basic and diluted loss per share computations.


                                Year ended December 31,
                                  1999           1998

Basic and diluted loss per
share:

Numerator

Net loss                       $(2,198,488)     $(694,480)

Denominator

Basic and diluted weighted
average
number of common shares                       181,565,237
outstanding                    192,652,800

Basic and diluted loss per          $(0.01)        $(0.00)
share

The Company has no potentially dilutive securities, options, warrants or other rights outstanding.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999

Note 9 - Chinese Subsidiary

Xinmao accounted for the following share of consolidated assets, liabilities and results of operations.

                    Xinmao's                          Xinmao's share of the
                  share of the
                  consolidated                      consolidated
                     balance                        operations
                    sheet at
                  December 31,                          1999          1998
                      1999
Assets                 99%       Gross profit           100%          100%

Liabilities            95%       S, G & As               20%           59%

                                Interest expense       100%          100%

                                Net loss                4%            63%

Note 10 -Commitments and Contingencies

Various lawsuits, claims and proceedings of a nature considered normal to its
business  are  pending  against the Company and its subsidiaries.   The  most
significant of these are described below.

Everlasting, Plaintiff vs. CHAN MAU TAK ("CMD"), Defendant

Everlasting brought this lawsuit against CMD for breach of the purchase agreement wherein Everlasting acquired the assets of Xinmao from CMD. The basis of the case is that CMD made fraudulent representations concerning the assets of Xinmao at the time of purchase. The court ordered an Interlocutory Judgment on October 14, 1998 in favor of Everlasting for approximately US$127,000 plus damages incurred plus interest @ 13.08% per annum. CMD has filed an appeal, based on failure of service of process.

The Company anticipates that the ultimate resolution of this matter will have no material adverse effect on the accompanying consolidated financial statements

Claimant, Panzhihua vs. Xinmao

In late 1997 the Claimant, an equipment supplier, and Xinmao began experiencing disagreement on several matters concerning specifications, terms and delivery times of various equipment orders. In January 1998 Panzhihua filed a breach of contract action against Xinmao and in March 1998 obtained a $452,000 judgment. Subsequently, the Claimant agreed to repossess various equipment with an aggregate book value of $279,719 in full satisfaction of both the judgment and $167,169, representing all unpaid and accrued balances owed to Panzhihua for transactions in the ordinary course of business that occurred prior to December 31, 1997 and that were not related to the judgment against the Company or its settlement. Accordingly, the balance of $112,550 was charged to operations in fiscal 1998, and included in SG&A expense.

                           Largo Vista Group, Ltd.
                 Notes to Consolidated Financial Statements
                              December 31, 1999

Note 11 - Restatement

The Company has restated its consolidated financial statements for the year ended December 31, 1999 and 1998 to correct an error in the financial statements previously filed with Amendment No. 2 to its Form 10-SB. The error was caused by a computer malfunction compounded by inadequate data back-up procedures. As Company personnel attempted to restore lost information, data from a corrupted file was inadvertently included in the financial statements previously filed. This error increased 1998 selling, general and administrative expenses by $325,146 and increased accumulated deficit and additional paid in capital at December 31, 1999 by the same amount. The effect of the correction of this error was to reduce 1998 selling, general and administrative expenses by $325,146 and decrease accumulated deficit and additional paid in capital at December 31, 1999 by the same amount. Loss per share, originally reported at $(0.01) is now reduced to $(0.00) due to the error correction.

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE

The Company's consolidated financial statements included in this Registration Statement have been audited by Jaak (Jack) Olesk, CPA, whose report, included elsewhere herein, is modified to reflect substantial doubt about the Company's ability to continue as a going concern. Jaak (Jack) Olesk, CPA, has resigned as our Company's auditor on March 16, 2000. In his letter of resignation, Mr. Olesk, who is both a CPA and an attorney, informed the Company that he intends to pursue the practice of law exclusively. At no time was there any disagreement between the Company and Jaak (Jack) Olesk, CPA, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.



Item 15.     EXHIBITS

3.(i)   Articles of Incorporation of Largo Vista Group, Limited
          (filed Form 10SB, 11/2/99)
3.(ii) Bylaws of Largo Vista Group, Limited (filed Form 10SB, 11/2/99) 3.(iii) Articles of Incorporation of Largo Vista Inc.
          (filed Form 10SB, 11/2/99)
3.(iv)  Bylaws of Largo Vista Inc. (filed Form 10SB, 11/2/99)
3.(v)   Articles of Incorporation of Everlasting International
           Limited (filed Form 10SB, 11/2/99)
3.(vi)   Bylaws of Everlasting International Limited
           (filed Form 10SB, 11/2/99)
3.(vii)  Articles of Incorporation of Kunming Xinmao Petrochemical
           Industry Co., Ltd. (filed Form 10SB, 11/2/99)


10   Material Contracts

 .(a) Contract. Largo Vista Group, Ltd. and Sentio Corporation,
        December 28, 1998, (filed Form 10SB, 11/2/99)
 .(b) Contract. Hong Kong De Xiang Tuo Yi Industrial Company,
        August 28, 1992 (filed Form 10SB, 11/2/99)
 .(c) Plan and Agreement of Reorganization between Largo Vista Group,
        Ltd., Proton Technology Corporation, Ltd. and Everlasting International, December 21, 1996 (filed Form 10SB, 11/2/99)
 .(d) Joint Venture Agreement of Kunming Xinmao Petrochemical Industry
        Co., Ltd., August 8, 1992 (filed Form 10SB, 11/2/99)
 .(e) Approval Certificate of Enterprise with Foreign Investment in the
        Peoples Republic of China (filed Form 10SB, 11/2/99)
 .(f) Business License of Enterprise in the Peoples Republic of China
        (filed Form 10SB, 11/2/99)
 .(g) Business Permit to Engage in LPG Business in Yunnan Province
        (filed Form 10SB, 11/2/99)
 .(h) Notice of Subsidiaries of the Agriculture Bank of China, Yunnan
        Provincial Branch, Acting as Agents for Collection and Receipt of Payment for Kunming Xinmao Petrochemical Industry Co., Ltd. (filed Form 10SB, 11/2/99)
 .(i) Agreement of Supply of Liquified Petroleum Gas, March 18, 1996
        (filed Form 10SB, 11/2/99)

 .(j) Method of Insurance for LPG Credit, August 26, 1997
        (filed Form 10SB, 11/2/99)
 .(k) Memorandum of Understanding Kunming Xinmao Petrochemical Industry
        Co., Ltd. and Wuhan Minyi Fuel Gas Petrochemical Company Limited, March 14, 1999 (filed Form 10SB, 11/2/99)
 .(l) Memorandum of Understanding Kunming Xinmao Petrochemical Industry
        Co., Ltd. and Guilin Municipal Garden Fuel Gas Pipelines Limited, March 29, 1999 (filed Form 10SB, 11/2/99)
 .(m) Approval Certificate of Enterprisees with Foreign Investment in the Peoples Republic of China, August 21, 1992
       (filed Form 10SB, 11/2/99)
 .(n) Contract. Enterprise Ownership Transfer Agreement "Ten Year
        Leasing Contract", Seller Chen Mao Tak, Purchaser Everlasting International, Ltd., third party Kunming Fuel General Company, November 8, 1995 (filed Form 10SB-A1, 1/14/2000 as EX-10.D)
 .(o) Joint Venture Agreement. , Largo Vista with the United Arab
        Petroleum Corporation ("UAPC"), known as Largo Vista/UAPC Partners (filed Form 10SB-A1, 1/14/2000 as EX-10.F)
 .(p) Memorandum of Association Limited Liability Company. Largo Vista
        Group, Ltd., LLC, Dubai, UAE, October 12, 1999, Largo Vista Group, Ltd., UAPC, and Sheik Al Shabani, named Largo Vista Group Limited, Limited Liability Company of the UAE (filed Form 10SB-A1, 1/14/2000 as EX-10.G)
 .(q) Contract: Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG)
        Buyer, and United Arab Petroleum Corporation Seller,
        November 25, 1999 (filed Form 10SB-A1, 1/14/2000 as EX-10.H)
 .(r) Contract: Mekong Petroleum Joint Venture Co., Ltd. (PETROMEKONG),
        Buyer, and United Arab Petroleum Corporation Seller,
        December 18, 1999 (filed Form 10SB-A1, 1/14/2000 as EX-10.H)
 .(s) Employment Agreement Daniel J. Mendez 1999
        (filed Form 10SB-A1 as Ex-3.iv, 1/14/2000)
 .(t) Consultant Agreement Deng Shan 1999
        (filed Form 10SB-A1, as Ex-3.v 1/14/2000)
 .(u) Contract. "Enterprise Ownership Transfer Agreement",
        November 8, 1995, new translation (filed Form 10SB-A2, 3/20/2000 as EX-10.E.1)
 .(v) Contract.  "Agreement on Payment", November 8, 1995
        (filed Form 10SB-A2, 3/20/2000 as EX-10.E.2)
 .(w) Contract.  "Agreement on Supply of Liquified Petroleum Gas",
        March 18, 1996  (filed Form 10SB-A2, 3/20/2000 as EX-10.E.3)
 .(x) Employment Agreement Albert N. Figueroa 1999
        (filed as Ex-3.vi 3/21/2000)

All of the exhibits listed above have been filed previously with the forms and on the dates indicated.

There are no new exhibits for this filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature                        Title                    Date



President                   /s/ Daniel J. Mendez          June 27, 2000
                                Daniel J. Mendez

Secretary/Treasurer         /s/ Albert N. Figueroa        June 27, 2000
                                Albert N. Figueroa

Director                    /s/ Deng Shan                 June 27, 2000
                                Deng Shan